Medigus Ltd.

7A Industrial Park, P.O. Box 3030

Omer, 8496500, Israel

July 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Medigus Ltd. (CIK: 0001618500)
Registration Statement No. 333-225610 on Form F-1 filed on July 16, 2018 (the “Registration Statement”)

Ladies and Gentlemen:

Medigus Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on Wednesday, July 18, 2018, at 5:00 PM, Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

MEDIGUS Ltd.

By:	/s/ Christopher Rowland
Christopher Rowland, Chief Executive Officer